

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 19, 2005

<u>via U.S. Mail</u>
Christopher D. Strong
President and Chief Executive Officer
Union Drilling, Inc.
South Pittsburg Technology Park
3117 Washington Pike
Bridgeville, PA 15017

Re: Union Drilling, Inc.
Amendment No. 1 to Registration Statement on
Form S-1
File No. 333-127525
Filed September 28, 2005
Amendment No. 2 to the Registration Statement on
Form S-1
File No. 333-127525
Filed October 18, 2005

Dear Mr. Strong:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note the filing of Amendment No. 2 to the Registration Statement and the accompanying exhibits. We will need time to review the recently filed exhibits. We may have further comments. Please note that the following comments pertain to Amendment No. 1 to the Registration Statement as filed on September 28, 2005.

2.   We partially reissue prior comment 7. With respect to assertions other than those supported by the Energy Information Administration's reports, you have submitted a significant amount of data but have failed to indicate where, within the data, support for your statements appears. In your subsequent amendment, please clearly highlight or indicate the areas of the report(s) supportive of the statements made in the prospectus.

3.   We have reviewed the supplemental information submitted in support of your statement that the "EIA projects that onshore natural gas production" in the lower 48 states will increase from 53% in 2003 to 63% in 2025.   Based on our review of the Annual Energy Outlook 2005, it is not apparent that the EIA report's projections of growth from 6.6 TcF to 8.4 TcF is limited to only *onshore* production figures. Further, based on the differences in percentages of the increase cited by you versus the EIA and the explanation that your percentage figures include only onshore production, it would appear that the EIA figures regarding total increases in unconventional natural gas production are not limited to onshore production. Please revise or advise. Please clarify in your disclosure and explain as done in your response, that the percentage increases you cite in unconventional natural gas production are based only on onshore production in the lower 48 states.

Unaudited Pro Forma Combined Consolidated Financial Information

Unaudited Pro Forma Combined Consolidated Statement of Operations, page 26

4.   We note that you have characterized the transaction with SPA Drilling L.P. as an acquisition. Since you determined that you did not acquire a business, it is unclear what basis you have for utilizing the historical financial information of SPA Drilling L.P. in your pro forma presentation. Please submit an analysis of the arrangement, addressing the criteria set forth in Rule 11-01(d) of Regulation S-X.

5.   We understand from your response to prior comment 44 that although you have determined it is likely a performance condition will be triggered in conjunction with your offering, you have given no accounting recognition to the participation rights granted to management and other participants as you are currently unable to conclude that the fair value of your stock held by UDC exceeds the threshold amount. It appears you should identify this item within your pro forma discussion on page 24, along with offering proceeds anticipated. Tell us the per share value utilized in forming your view that the threshold amount "…had not been exceeded to the extent where any significant compensation expense costs would be required to be recognized;" and the expense amount arising from that computation that you determined was not material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 35

6.   We have read the disclosures you added in response to prior comment 21, changing references to operating margin to drilling margin, and reconciling operating income/loss to drilling margin. Given your focus on margin, it appears the most comparable GAAP based metric would be gross margin, as previously indicated. The per day metric should also be reconciled.

Business

Customers and Marketing, pages 51 and 52

7.   We note your response to prior comment 23, indicating that you believe margins
        under footage and daywork contracts, on average, are comparable. For each
        period presented and subsequent interim period, please provide a schedule with
        revenues and margins for both footage and daywork contracts so that we may
        better understand your conclusions.

Executive Compensation, page 62

8.   Please supplement your disclosure in this section to disclose, under a separate
        subheading, the terms of the contingent management compensation discussed on
        page F-19.

Note 2 – Description of Business and Summary of Significant Accounting Policies

Property, Buildings and Equipment, page F-9

9.   We note your response to prior comment 42, in which you explain that using the
        straight-line method of depreciation for your drilling rigs, regardless of whether
        the rigs are deployed or unavailable due to maintenance or refurbishment, is
        desirable as this method reduces the likelihood you would need to recognize an
        impairment charge precipitated by the cyclical nature of your business. Under
        ARB 43, Chapter 9, paragraph 5, you are required to utilize a depreciation
        methodology that allocates the cost "…as equitably as possible to the periods
        during which services are obtained" from the drilling rigs. Since you have not
        addressed asset utilization in your response, it is unclear how you have
        determined that your method complies with this guidance. We will require
        further clarification. Please submit a schedule showing all rigs that you own,
        including periods of utilization for each period presented, and the capitalized
        costs, related depreciation, and net capitalized cost, individually and in the
        aggregate, at each balance sheet date. We reissue prior comment 42.

Note 2 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

10.   We have read your response to prior comment 43, in which you explain that mobilization revenues refer to trucking services you provide to your customers to transport your rigs to the locations where they would like you to drill. Under SAB Topic13:A.3.f., IRQ 1, the deferral of revenue would be appropriate when a non-refundable upfront fee has no utility to the purchaser separate and independent of your performance of the other elements of the arrangement; and in the absence of your continuing involvement under the arrangement, the customer would not have paid the fee. Please tell us how often you have provided rig-transport trucking services to a customer without also providing drilling services. Provide us with a list of contracts for any such mobilization services, including the dollar value, for each period presented and the subsequent interim period. In addition, for each period presented, please provide a schedule showing the impact on revenues and net income that deferring all fees received in advance of and during periods of mobilization, and then amortizing them as drilling services are provided would have.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Edwin T. Markham, Esq.
        Satterlee Stephens Burke & Burke LLP
        (212) 818-9606